SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

NETSCOUT SYSTEMS, INC.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

64115T104

(CUSIP Number)

Danaher Corporation

2200 Pennsylvania Ave., NW - Suite 800W

Washington, DC 20037-1701

Attn: Attila Bodi

(202) 825-0850

Copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attn: Joseph A. Coco, Esq.

Thomas W. Greenberg, Esq.

(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746927102

1	NAME OF REPORTING PERSON –I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Danaher Corporation 59-1995548
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,174,819(1)
	8	SHARED VOTING POWER 2,248,226(2)
	9	SOLE DISPOSITIVE POWER 1,174,819(1)
	10	SHARED DISPOSITIVE POWER 2,248,226(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,423,045(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(3)
14	TYPE OF REPORTING PERSON CO

(1)	Sole beneficial ownership of approximately 2.9% of the outstanding Shares (as defined below) is being reported hereunder based on Danaher Corporation’s (“Danaher”) ownership of such Shares prior to its entry into the transactions described in this Schedule 13D.
(2)	Shared beneficial ownership of approximately 5.5% of outstanding Shares is being reported hereunder solely because Danaher may be deemed to have beneficial ownership of such Shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Danaher that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	The calculation of the approximately 8.3% beneficial ownership is based on (i) the aggregate of 3,423,045 Shares that may be deemed to be beneficially owned by Danaher and (ii) the 41,181,526 Shares outstanding as of October 10, 2014 (as represented by NetScout Systems, Inc. in the Merger Agreement referred to in this Schedule 13D).

SCHEDULE 13D

Introductory Note

This Schedule 13D (this “Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) by Danaher Corporation, a Delaware corporation (“Danaher”), in connection with its entry into a voting agreement, dated as of October 12, 2014 (the “Voting Agreement”), by and between Danaher and Anil Singhal (the “Stockholder”). The Voting Agreement was entered into in connection with the execution of an Agreement and Plan of Merger and Reorganization, dated as of October 12, 2014 (the “Merger Agreement”), by and among Danaher, NetScout Systems, Inc. (“NetScout”), Potomac Holding LLC, a Delaware limited liability company and a wholly owned subsidiary of Danaher (“Newco”), RS Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of NetScout (“Merger Sub”), and RS Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of NetScout (“Merger Sub II” and, together with Merger Sub, the “Merger Subs”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Newco (the “First Merger”), with Newco continuing as the surviving entity and, following the First Merger, the surviving entity shall be merged with and into Merger Sub II (“Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II continuing as the surviving entity.

Prior to the Mergers and pursuant to a Separation and Distribution Agreement (the “Distribution Agreement”), dated as of October 12, 2014, by and among Danaher, Newco and NetScout, Danaher will, among other actions, transfer certain assets and liabilities comprising its Communications Business (as defined in the Merger Agreement) to Newco and, thereafter, Danaher will distribute to Danaher stockholders all of the issued and outstanding shares of Newco (the “Distribution”).

Item 1. Security and Issuer

The name of the issuer is NetScout Systems, Inc. The principal executive offices of NetScout are located at 310 Littleton Road, Westford, MA 01886, United States. This Statement relates to the common stock, par value $.001 per share, of NetScout (the “Shares”).

Item 2. Identity and Background

(a) – (c), (f) This Statement is being filed by Danaher.

Danaher is a corporation organized under the laws of the state of Delaware. Danaher is a publicly listed company that engages in the design, manufacture and marketing of professional, medical, industrial, commercial and consumer products. The address of the principal executive offices of Danaher is 2200 Pennsylvania Avenue, NW-Suite 800W, Washington, DC 20037-1701.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the last five years, the Reporting Person has not and, to the best knowledge of the Reporting Person, none of the persons listed on Schedule A hereto has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, as an inducement for Danaher to enter into the Merger Agreement, and in consideration thereof, the Stockholder entered into the Voting Agreement with Danaher pursuant to which the Stockholder agreed to vote all of his Shares (“Voting Agreement Shares”) in favor of the approval of the issuance of Shares pursuant to the First Merger (such transactions, together with any other transaction contemplated by the Merger Agreement, the “Transaction”). The Voting Agreement Shares have not been purchased by Danaher, and thus no funds have been used for such purpose. Other than the consideration to be paid by Danaher pursuant to the Merger Agreement in accordance with the terms and conditions of the Merger Agreement, Danaher has paid no funds or other consideration in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement and the Merger Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Between July 2013 and October 2013, Danaher purchased an aggregate of 1,174,819 Shares in open market transactions (the “Purchased Shares”). All such purchases of the Purchased Shares were made using Danaher’s cash on hand.

Item 4. Purpose of the Transaction

(a) – (j)

Merger Agreement

As set forth in the Introductory Note, on October 12, 2014, NetScout, Danaher, Newco and Merger Subs entered into the Merger Agreement (attached hereto as Exhibit 99.2 and incorporated by reference herein). The Merger Agreement provides, following the Distribution, for the merger of Merger Sub I with and into Newco, with Newco surviving the First Merger as the surviving entity, and the merger of the First Merger surviving entity with and into Merger Sub II, with Merger Sub II as the surviving entity, on the terms and subject to the conditions set forth in the Merger Agreement.

The consummation of the First Merger is subject to various customary closing conditions, including, among other things, (i) the accuracy of Danaher’s and NetScout’s representations and warranties, (ii) compliance by Danaher and NetScout with certain covenants in the Merger Agreement, (iii) effectiveness of the registration statements to be filed with the Securities and Exchange Commission to register the Newco common units and the Shares to be issued to Danaher’s stockholders in the Transaction, (iv) approval of NetScout’s stockholders of the issuance of the Shares in the First Merger, (v) completion of the transactions contemplated by the Distribution Agreement, (vi) no material adverse effect having occurred with respect to either NetScout or the Communications Business (as defined in the Merger Agreement), (vii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, (viii) the absence of any law or order from any court or governmental authority restraining, enjoining or prohibiting the transactions contemplated by the Merger Agreement, (ix) receipt of certain rulings from the Internal Revenue Service and (x) receipt of certain tax opinions from tax counsel to Danaher.

Upon consummation of the First Merger, the shares of Newco will be converted into the right to receive Shares of NetScout Common Stock based on the Per Share Merger Consideration (as defined in the Merger Agreement). The Previously Purchased Shares will remain outstanding following the Mergers.

Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, upon consummation of the Mergers, NetScout will increase the size of its Board of Directors (the “NetScout Board”) by one member, and that one individual selected by Danaher will be appointed to the NetScout Board. In accordance with the terms and conditions of the Merger Agreement, this individual will also be nominated for re-election to the NetScout Board at the expiration of such director’s initial term.

Pursuant to the terms of the Merger Agreement, neither Danaher nor NetScout will solicit alternative acquisition proposals or provide information to or engage in discussions with third parties, except in limited circumstances as provided therein.

Voting Agreement

As an inducement for Danaher to enter into the Merger Agreement, and in consideration thereof, the Stockholder entered into the Voting Agreement (attached hereto as Exhibit 99.1 and incorporated by reference herein). Pursuant to the Voting Agreement, the Stockholder has agreed, subject to the termination of its Voting Agreement, at any meeting of the stockholders of NetScout, however called, or at any adjournment or postponement thereof, or on any written consent of the stockholders of NetScout, to vote (or cause to be voted or consented) all of the Stockholder’s Shares: (a) in favor of the approval of the issuance of shares of NetScout Common Stock pursuant to the First Merger and any related proposals in furtherance thereof; and (b) against the following actions (other than the Mergers and the transactions contemplated by the Merger Agreement): (i) any Acquisition Proposal (as defined in the Merger Agreement); (ii) any merger, tender offer, recapitalization, reorganization, consolidation, share exchange, business combination, liquidation, dissolution or similar transaction or series of transactions of NetScout or any of its

Subsidiaries; (iii) any amendment of NetScout’s certificate of incorporation; or (iv) any other action, proposal, transaction or agreement involving NetScout that would reasonably be expected to prevent or materially impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement), including the Mergers. In addition, the Stockholder granted certain officers of Danaher a limited proxy to vote the Stockholder’s Shares in accordance with the foregoing voting commitment.

The Stockholder has also agreed, among other things, subject to certain exceptions (including transfers to any person that agrees in writing to be bound by the terms of the Voting Agreement: not to (i) directly or indirectly, sell, transfer (except as may be specifically required by court order), pledge, encumber, hypothecate, assign or otherwise dispose of, by tendering into any tender or exchange offer, by operation of law or otherwise), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, pledge, encumbrance, hypothecation assignment or similar disposition of, the Subject Shares; (ii) grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of the Stockholder’s Shares that could reasonably be expected to prevent, nullify, impede, interfere with, frustrate, delay, postpone, discourage or otherwise materially adversely affect the Mergers, the Merger Agreement, any of the transactions contemplated by the Merger Agreement or the Voting Agreement; or (iii) deposit any of the Shares into a voting trust or enter into a voting agreement with respect to any of the Shares.

The Voting Agreement and the limited proxy granted thereunder will terminate upon the earliest of (i) the effective time of the First Merger and (ii) the termination of the Merger Agreement.

Pursuant to a confidentiality agreement between Danaher and NetScout entered into in connection with such parties’ negotiation of the Merger Agreement, Danaher is subject to a “standstill” provision that, subject to certain exceptions, prohibits the acquisition by Danaher of more than 1% of any securities of NetScout prior to July 29, 2015.

In connection with the execution of the Merger Agreement, Steven M. Rales, Chairman of the Board of Directors of Danaher, and Mitchell P. Rales, Chairman of the Executive Committee of Danaher, delivered separate letters to NetScout, in which they each agreed, in the event that the Distribution is effected as a split-off, not to exchange more than the number of shares of Danaher common stock in an exchange offer for Shares that would result in his receiving more than 5% of the issued and outstanding Shares after giving effect to the closing under the Merger Agreement.

The cover page of this Schedule 13D refers to (i) 2,248,226 Shares beneficially owned by Danaher with shared voting power and shared dispositive power (i.e., the Shares held by the Stockholder subject to the Voting Agreement) and (ii) 1,174,819 Shares beneficially owned by Danaher with sole voting power and sole dispositive power, representing approximately 5.5% and 2.9% respectively of the total outstanding Shares based on 41,181,526 Shares reported outstanding as of October 10, 2014 (as represented by NetScout in the Merger Agreement). However, subject to any applicable contractual or legal restrictions, Danaher reserves the right to acquire or dispose of Shares. Accordingly, the foregoing percentages and numbers of Shares may change.

The references to, and descriptions of, the Merger Agreement and the Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits hereto and which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) As a result of entering into the Voting Agreement, Danaher may be deemed to have beneficial ownership of 2,248,226 Shares, constituting approximately 5.5% of the 41,181,526 Shares outstanding as of October 10, 2014 (as represented by NetScout in the Merger Agreement). Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Danaher that it is the beneficial owner of such Shares for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. In addition, Danaher has sole beneficial ownership of 1,174,819 Shares, constituting approximately 2.9% of the 41,181,526 Shares outstanding as of October 10, 2014 (as represented by NetScout in the Merger Agreement). To Danaher’s knowledge, no Shares are beneficially owned by any of the persons listed on Schedule A.

(b) As a result of entering into the Voting Agreement, in addition to the 1,174,819 Shares with respect to which Danaher has sole voting power, Danaher may be deemed to have shared power to vote 2,248,226 Shares held by the Stockholder.

(c) Except for the Voting Agreement, the Merger Agreement and the transactions contemplated by those agreements, neither Danaher nor, to Danaher’s knowledge, any person named on Schedule A has effected any transaction in the Shares during the past 60 days.

(d) To Danaher’s knowledge, no person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, other than the Stockholder.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in response to this Item 6, to Danaher’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of NetScout, including but not limited to the transfer or voting of any of the securities of NetScout, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of NetScout.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibits

99.1	Voting Agreement, dated as of October 12, 2014, by and between Danaher Corporation and Anil Singhal.

99.2	Agreement and Plan of Merger and Reorganization, dated as of October 12, 2014, by and among Danaher Corporation, NetScout Systems, Inc., Potomac Holding LLC, RS Merger Sub I, Inc. and RS Merger Sub II, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by NetScout Systems, Inc. on October 12, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2014	DANAHER CORPORATION

	By:	/s/ Daniel L. Comas
	Name:	Daniel L. Comas
	Title:	Executive Vice President-Chief Financial Officer

SCHEDULE A

Directors and Executive Officers of Danaher Corporation

The following table sets forth the name and present principal occupation or employment, and country of citizenship of each of the directors and executive officers of Danaher. All directors and executive officers listed below are citizens of the United States. The present business address for each director and officer is c/o Danaher Corporation, 2200 Pennsylvania Avenue, NW-Suite 800W, Washington, DC 20037-1701.

Board of Directors

Name	Present Principal Occupation or Employment	Citizenship

Thomas P. Joyce, Jr.	President and Chief Executive Officer of Danaher Corporation	United States

Donald J. Ehrlich	Former President and Chief Executive Office, Schwab Corp.	United States

Linda Hefner Filler	Former President, North America, Claire’s Stores, Inc.	United States

Teri List-Stoll	Executive Vice President and Chief Financial Officer, Kraft Foods Group, Inc.	United States

Walter G. Lohr, Jr.	Retired Partner, Hogan Lovells	United States

Mitchell P. Rales	Chairman of the Executive Committee of Danaher Corporation’s Board of Directors. In addition, he is a principal in private and public business entities in the manufacturing area.	United States

Steven M. Rales	Chairman of the Board of Danaher Corporation. In addition, he is a principal in a private business entity in the area of film production.	United States

John T. Schwieters	Senior Executive, Perseus LLC, and Principal, Perseus Realty, LLC	United States

Alan G. Spoon	General Partner, Polaris Partners	United States

Elias A. Zerhouni, M.D.	President, Global Research and Development, Sanofi-Aventis	United States

Executive Officers

Thomas P. Joyce, Jr.	President and Chief Executive Officer of Danaher Corporation	United States

Daniel L. Comas	Executive Vice President and Chief Financial Officer of Danaher Corporation	United States

Mark A. Beck	Executive Vice President of Danaher Corporation	United States

William K. Daniel II	Executive Vice President of Danaher Corporation	United States

James A. Lico	Executive Vice President of Danaher Corporation	United States

James H. Ditkoff	Senior Vice President – Finance & Tax of Danaher Corporation	United States

Jonathan P. Graham	Senior Vice President – General Counsel of Danaher Corporation	United States

Angela S. Lalor	Senior Vice President – Human Resources of Danaher Corporation	United States

Robert S. Lutz	Senior Vice President – Chief Accounting Officer of Danaher Corporation	United States

Daniel A. Raskas	Senior Vice President – Corporate Development of Danaher Corporation	United States

William King	Senior Vice President-Strategic Development	United States

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Voting Agreement, dated as of October 12, 2014, by and between Danaher Corporation and Anil Singhal.

99.2	Agreement and Plan of Merger and Reorganization, dated as of October 12, 2014, by and among Danaher Corporation, NetScout Systems, Inc., Potomac Holding LLC, RS Merger Sub I, Inc. and RS Merger Sub II, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by NetScout Systems, Inc. on October 12, 2014).